UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

         (Mark One)

            [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

            [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                         Commission file number 1-12079

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
                            (Full title of the plan)

                               CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

Financial Statements:
---------------------

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Other:*

Schedule H,  Part IV,  Line 4i,  Form 5500 -- Schedule of Assets (Held at End of
Year) at December 31, 2004

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.

Exhibit 23.1 - Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN

             Date: June 29, 2005     By:  /s/ Peter Cartwright
                                          --------------------
                                          Peter Cartwright
                                          Chairman of the Board of Directors of
                                          Calpine Corporation

Calpine Corporation
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Calpine Corporation
Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule
--------------------------------------------------------------------------------


                                                                                            Page
Report of Independent Registered Public Accounting Firm....................................   1

Financial Statements

   Statements of Net Assets Available for Benefits at December 31, 2004 and 2003...........   2

   Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2004................................................   3

   Notes to Financial Statements........................................................... 4-7

Supplemental Schedule:*

   Schedule H, Part IV, Line 4i, Form 5500 -- Schedule of Assets (Held at End of
       Year) at December 31, 2004..........................................................   8


*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's
     Rules and  Regulations  for  Reporting  and  Disclosure  under the Employee
     Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Calpine Corporation Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Calpine Corporation Retirement Savings Plan (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


San Francisco, California
June 27, 2005

Calpine Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------





                                                        December 31,
                                              ---------------------------------
                                                   2004                2003
                                              -------------       -------------
Assets
   Investments, at fair value (Note 3)....... $ 138,889,304       $ 107,827,940
   Participant loans.........................     4,107,295           3,090,261
                                              -------------       -------------
      Total investments......................   142,996,599         110,918,201
Non-interest bearing cash....................       177,456              18,254
                                              -------------       -------------
      Total assets...........................   143,174,055         110,936,455

Liabilities
Other liabilities............................        19,890                  --
                                              -------------       -------------
      Net assets available for benefits...... $ 143,154,165       $ 110,936,455
                                              =============       =============
























































   The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------





                                                                      For the
                                                                     Year Ended
                                                                    December 31,
                                                                        2004
                                                                   -------------
Additions to net assets attributed to investment income
   Net appreciation in fair value of investments (Note 3).......   $   3,414,398
   Interest and dividends.......................................         262,672
   Interest income from participant loans.......................         259,766
                                                                   -------------
        Total investment income.................................       3,936,836

Contributions
   Participants.................................................      19,852,566
   Company......................................................      12,433,043
   Rollovers....................................................       2,644,189
                                                                   -------------
        Total contributions.....................................      34,929,798
                                                                   -------------
        Total additions.........................................      38,866,634
                                                                   -------------
Deductions from net assets attributed to
   Benefits paid to participants................................       6,561,633
   Administrative expenses (Note 4).............................          87,291
                                                                   -------------
        Total deductions........................................       6,648,924
                                                                   -------------
        Net increase............................................      32,217,710
                                                                   -------------
Net assets available for benefits
   Beginning of year............................................     110,936,455
                                                                   -------------
   End of year..................................................   $ 143,154,165
                                                                   =============








































   The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


1.   Description of the Plan and Investment Program

     The following description of the Calpine Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     Calpine Corporation (the "Company") established the Plan effective January 1, 1987 to supplement employees' retirement income. All active employees, with the exception of collective bargaining employees, are eligible to participate in the Plan from the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is directly monitored by the Advisory Committee appointed by the Board of Directors. Fidelity Management Trust Company is the Plan trustee. Arnerich Massena & Associates are the investment advisors to the Plan.

     Participant and Company Contributions
     The Plan offers participants the option of contributing pre-tax and/or after-tax dollars under Section 401(k) of the Internal Revenue Code. Each year, participants may contribute up to an annual maximum of 15% of eligible compensation on an after-tax basis or an annual maximum of the lesser of 60% of eligible compensation or $13,000 on a pre-tax basis for 2004. Participants who were 50 years of age or older at the end of calendar year 2004 were also eligible to make pre-tax "catch-up contributions" up to $3,000. Employee pre-tax contributions from 1% to 100% can be made on any employer-paid bonus. For each payroll period, the Company makes a matching contribution equal to 4% of the employees' eligible compensation for such payroll period, as defined by the Plan agreement. The Company may, at its discretion, make additional annual profit sharing contributions to the Plan. For the year ended December 31, 2004, the Company did not make any additional profit-sharing contributions. The amount contributed by the employee and on behalf of the employees by the Company for a given year may not exceed the lesser of $40,000 or 100% of the employees' annual compensation.

     Participant Accounts
     Each participant has the right to direct the investment of his/her account balance and contributions to various investment options, all of which are managed by Fidelity Investments. The investment options are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan's provisions. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses, as defined in the Plan document.

     Vesting
     Participants are fully vested in their account balances for contributions made to the participant's account by both the Company and by the employee.

     Participant Loans
     Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant's vested balance, and are secured by his/her account balance. Loans must be

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     for a minimum of $1,000. Participants can obtain loans with a term of ten years if the loans are used for the purpose of acquiring their principal residence. The term of all other loans shall not extend beyond five years. Interest rates on the loans outstanding at December 31, 2004 range from 4.5 percent to 9.75 percent. Principal and interest is paid ratably through biweekly payroll deductions.

     Payments of Benefits
     Participant accounts are payable upon disability, death or termination of employment with the Company. Upon termination of employment, participants may receive a lump-sum payment of their account balances subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant. If the value of the participant's account is less than $5,000, the payment will be made in a lump sum. Any taxable distribution paid by the trustee directly to the participant will be subject to mandatory federal income tax withholding of 20% of the requested distribution.

     Administrative Expenses
     Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan and are allocated to the individual participant accounts. Other outside professional and administrative services are paid or provided by the Company to the extent they are not covered by the Plan.


2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     Investments in mutual funds are stated at fair value based on publicly quoted market prices. Calpine Corporation common stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the Plan year. Loans to participants are valued at cost, which approximates fair value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for
     Benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

     Risks and Uncertainties
     In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

     Payment of Benefits
     Benefits are recorded when paid.


3.   Investments

     The following investments held by the Plan represented 5% or more of the Plan's net assets:

                                                           December 31,
                                                   ----------------------------
                                                       2004              2003
                                                   -----------      -----------

Calpine Corporation common stock.............      $24,477,234      $23,031,642
Fidelity Magellan Fund.......................       15,600,909       13,632,361
Fidelity Overseas Fund.......................        7,299,951        4,288,903
Fidelity Aggressive Growth Fund..............       10,778,955        8,414,004
Fidelity Balanced Fund.......................       16,583,131       11,380,596
Fidelity Equity Income II Fund...............       11,408,494        7,883,421
Fidelity Retirement Money Market Fund........       24,868,272       22,135,183

     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,414,398 as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                       2004
                                                                   ------------
Mutual funds....................................................   $  7,592,643
Calpine Corporation common stock................................     (4,178,245)
                                                                   ------------
   Net appreciation in fair value of investments.................  $  3,414,398
                                                                   ============

The Plan invests in Calpine Corporation common stock in a unitized trust fund.


4.   Party-In-Interest Transactions

     The trustee is a party-in-interest according to Section 3(14) of ERISA. The trustee serves as Plan recordkeeper, investment manager and custodian to the Plan. As defined by ERISA, any person or organization that provides these services to the Plan is a party-in-interest. Fees paid by the Plan to the trustee amounted to $87,291 for the year ended December 31, 2004.


5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     Plan  should  terminate,   the  Plan   administrator  will  facilitate  the
     distribution of account balances under the provisions of the Plan agreement until all assets have been distributed by the trustee.


6.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan and its related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.


7.   Concentration of Risk

     A portion of the Plan's assets is invested in the common stock of Calpine Corporation, which represents 17.1% of the Plan's total assets at December 31, 2004. Calpine Corporation common stock held by the Plan decreased in value by $4.2 million for the year ended December 31, 2004.

                              Supplemental Schedule

Calpine Corporation
Retirement Savings Plan
I.R.S. Employer Identification No. 77-0212977
Schedule H, Part IV, Line 4i, Form 5500 -- Schedule of Assets
  (Held at End of Year) at December 31, 2004
--------------------------------------------------------------------------------

 (a)                        (b)                                                 (c)                        (d)          (e)
               Identity of Issuer, Borrower,                                                                          Current
                  Lessor or Similar Party                            Description of Investment             Cost        Value
 ----    -------------------------------------------       --------------------------------------------    ----     ------------
  *      Calpine Corporation unitized stock fund           Cash                                             **      $    582,668
  *      Calpine Corporation unitized stock fund           6,212,496 shares of common stock                 **        24,477,234
  *      Fidelity Magellan Fund                            150,312 shares of mutual fund investments        **        15,600,909
  *      Fidelity Aggressive Growth Fund                   649,355 shares of mutual fund investments        **        10,778,955
  *      Fidelity Balanced Fund                            930,591 shares of mutual fund investments        **        16,583,131
  *      Fidelity Overseas Fund                            206,330 shares of mutual fund investments        **         7,299,951
  *      Fidelity Equity Income II Fund                    475,156 shares of mutual fund investments        **        11,408,494
  *      Fidelity Retirement Money Market Fund             24,868,272 shares of mutual fund investments     **        24,868,272
  *      Fidelity Intermediate Bond Fund                   666,781 shares of mutual fund investments        **         7,014,541
         Artisan Mid Cap Investment                        185,843 shares of mutual fund investments        **         5,493,523
         Brown Capital Management Small Company Fund       128,318 shares of mutual fund investments        **         3,823,893
         Sterling Capital Small Cap Value Fund             305,255 shares of mutual fund investments        **         5,686,904
         Spartan US Equity Index                           122,978 shares of mutual fund investments        **         5,270,829
  *      591 Participant loans                             Interest rates, 4.5% to 9.75%                    **         4,107,295
                                                                                                                   -------------
                                                                                                                    $142,996,599

*    Party-in-interest for which a statutory exemption exists.
**   Under ERISA, reporting the cost of an asset held for investment purposes is not required for participant-directed investments.

EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-34002 and 333-115487) of Calpine Corporation of our report dated June 27, 2005 relating to the financial statements of Calpine Corporation Retirement Savings Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP


San Francisco, California
June 27, 2005